

Wesley A. Wierson, PhD · 2nd

 **LEAH Laboratories**

Genome Hacker | Founder and CEO at LEAH Labs

Rochester-Austin, Minnesota Area · 500+ connections ·

Contact info

Experience



Founder and CEO
LEAH Laboratories · Full-time
Dec 2018 – Present · 2 yrs 4 mos
Rochester, MN

LEAH Labs is revolutionizing companion animal medicine with living therapies.

www.leahlabs.com



Consultant
Lifengine Technologies
Aug 2018 – Present · 2 yrs 8 mos
Rochester, Minnesota



Doctor of Philosophy
Iowa State University
Jan 2014 – Dec 2018 · 5 yrs
Ames, Iowa

My thesis work centered on using the model organism zebrafish as an in vivo vertebrate bioreactor to develop technologies that enhance designer nuclease based genome writing.

In particular, my work focused on developing technologies that bias DNA repair to... ...see more



Plant Transformation/Molecular Biology Intern

DuPont Pioneer

May 2013 – Jan 2014 · 9 mos

Johnston, Iowa



Undergraduate Research Assistant

Iowa State University

Aug 2011 – May 2013 · 1 yr 10 mos

Iowa State University

My undergraduate research in the lab of Dr. Adam Bogdanove focused on aiding lab scientists in their work developing designer TAL effectors and TAL effector nuclease constructs.

Education



Iowa State University

Doctor of Philosophy, Molecular, Cellular, and Developmental Biology

2014 – 2019



Iowa State University

Bachelor of Science, Microbiology

2010 – 2013



